UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                    April 6,
2020

  J. Abbott R. Cooper
  Managing Member
  Driver Management Company LLC
  250 Park Avenue   7th Floor
  New York, New York 10177

          Re:     First United Corporation
                  PRRN14A filed by Driver Management Company LLC, et al. Filed April 3, 2020
                  File No. 000-14237

  Dear Mr. Cooper:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Preliminary Proxy Statement filed under cover of Schedule 14A

  General

  1. The approximate date upon which the proxy statement is expected to be released to security holders appears to be placed on page two of the proxy statement. This expected date, however, is required to be placed on the first page pursuant to Item 1(b) of Schedule 14A.
     Please revise.

  Ms. Rodeheaver has clear conflicts of interest..., page 25

  2. The rationale offered in support of Driver's belief that Ms. Rodeheaver has a significant interest in "the trappings of her position" is subjective and potentially cannot serve as
     "evidence." Given that the possibility exists that First United and by extension, shareholders conceivably could benefit from her purported vigorous pursuit of senior leadership positions at industry trade and lobbying groups, please clarify the meaning of
     "trappings" and offer objectively determinable "evidence." Alternatively, please delete the assertion. See Note b. to Rule 14a-9.
 J. Abbott R. Cooper
April 6, 2020
Page 2

First United's Lead Director is a poor substitute for an independent Chair, page 27

3. The assertion that Mr. McCullough, First United's Lead Director, has been absent and inaccessible has been contradicted by several statements indicating that letters signed by him, as well as a phone call, had been received, and a meeting involving him was declined. In order to comply with Rule 14a-9, please revise to reconcile these inconsistencies.

Proposal No. 1 | Election of Directors, page 34

4. The participants have nominated three director candidates notwithstanding the fact that First
   United's preliminary proxy statement includes four nominees for the Board of Directors.
   Please clarify the participant's reasons for nominating fewer than four nominees. See Item
   7(b) of Schedule 14A and Instruction 4 to paragraph (a) of Item 401 of Regulation S-K.

5. Notwithstanding the disclosure in form of proxy, please disclose in the proxy statement that no assurance can be given that the registrant's nominees will serve if elected with any of the soliciting party's nominees. See Rule 14a-4(d)(4)(iv).

Form of Proxy

6. Multiple instances exist in which representation are made that the solicitation is being conducted on behalf of "Driver," which is defined in the proxy card as "Driver Opportunity
   Partners I LP." This disclosure conflicts with the disclosure in boldface type that the solicitation is being conducted on behalf of all participants. For example, the disclosure indicates that the "Proxy will only be valid in connection with Driver's solicitation of proxies for the Annual Meeting." Please revise to remove this apparent inconsistency, or advise.


                                         *        *     *

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions
cc: Andrew Freedman, Esq.
Olshan Frome Wolosky LLP